Exhibit (a)(1)(viii)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
FOR IMMEDIATE RELEASE
MediaRing Begins Cash Offer to Buy Nasdaq-listed PacNet
NEW YORK, May 12 — MediaRing Ltd (Bloomberg: MR SP, Reuters: MRNG.SI; “MediaRing”), a leading VoIP telephony service provider in Asia, announced that it has commenced today its cash tender offer (the “Offer”) to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (Nasdaq: PCNTF; “PacNet”).
The Offer is open for tender until 12:00 midnight, New York City time, on June 12, 2006 or such later date(s) as may be announced from time to time by or on behalf of MediaRing.
According to the terms of the Offer, MediaRing will pay US$8.25 net in cash per share, without interest, for all of the issued ordinary shares of PacNet, other than those shares already owned by MediaRing.
The Offer price represents an approximate 27.7 percent premium over the closing price of PacNet shares on February 24, 2006 (the last trading day on the Nasdaq before MediaRing announced its intention to make the Offer) of US$6.46. PacNet shares closed at US$8.89 on Thursday, May 11. MediaRing currently owns 651,572 shares, or approximately 4.8 percent, of the issued shares of PacNet.
UOB Asia, the Singapore financial advisor to MediaRing, confirms that sufficient financial resources are available to MediaRing to satisfy in full all tenders with respect to the Offer.
PacNet shareholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal or related documents should contact D.F. King & Co., Inc, the Information Agent for the Offer at the following address and telephone numbers:
D.F. King & Co., Inc
48 Wall Street
New York, New York 10005
Call Toll Free in the U.S.: 1(888) 567-1626
Banks and Brokers Call: 1(212) 269-5550
Holders of PacNet shares should read carefully the Offer to Purchase and related materials because they contain important information. Holders of PacNet shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that MediaRing has filed with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov.

The Directors of MediaRing (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated in this release are fair and accurate and that no material fact has been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
About MediaRing
 With offices in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA), MediaRing is a leading pure-play Internet telephony player in Asia and enjoys a growing share of the global VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.
About Pacific Internet
 Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. PacNet has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.
Contact Information:
United States & Europe:
Sitrick And Company
James Craig — james_craig@sitrick.com
New York: 1(212) 573-6100
Jason Booth — jason_booth@sitrick.com
Los Angeles: 1(310) 788-2850
Singapore:
August Consulting
Tel: (65) 6733 8873 Fax: (65) 6733 9913
Silvia Heng — silvia@august.com.sg
Alan Lee — alanlee@august.com.sg

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